NEW ALBERTSON’S, INC.

250 East Parkcenter Boulevard

Boise, Idaho 83706

(208) 395-6200

April 28, 2006

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: H. Christopher Owings

Facsimile No.: (202) 772-9204

Re:	SUPERVALU INC. and New Albertson’s, Inc. Registration Statement on Form S-4
(No. 333-132397)

The undersigned hereby requests, pursuant to Rule 461(a) promulgated under the Securities Act of 1933, as amended, that the Registration Statement on Form S-4 (No. 333-132397), as amended, of SUPERVALU INC. and New Albertson’s, Inc. be declared effective at 5:30 pm on April 28, 2006, or as early as practicable thereafter. We respectfully request that we be notified of such effectiveness by a telephone call to the undersigned at (208) 395-4129 and that such effectiveness also be confirmed in writing.

The undersigned acknowledges that: (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the undersigned may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your attention to this matter.

New Albertson’s, Inc.

By:	/s/ John R. Sims
Name:	John R. Sims
Title:	Executive Vice President and General Counsel

cc:	Lyle G. Ganske, Esq./Jones Day
Mark E. Betzen, Esq./Jones Day